UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92821

(714) 961-6355

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Beckman Coulter, Inc. (“Beckman Coulter” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011 and amended and supplemented on February 18, 2011 (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the outstanding common stock, par value $0.10 per share, of Beckman Coulter (the “Shares”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on February 15, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended to replace the final paragraph appearing in the section entitled “Litigation” with the following:

On September 8, 2010, and December 13, 2010, respectively, shareholder derivative suits were filed in the Superior Court of the State of California in the County of Orange (collectively, the “California Shareholder Actions”) purportedly on behalf of the Company, which was named as nominal defendant. The shareholder derivative suits asserted claims against all members of the Board of Directors and certain of its former and current officers and asserted that the defendants are liable to the Company based on allegations similar to those alleged in the Securities Action, including that the defendants breached their fiduciary duties by allegedly failing to reasonably oversee FDA compliance with respect to troponin tests, product quality and disclosure of 2010 guidance. The second derivative suit filed on December 13 also alleged that the Company Board was considering entering into a merger transaction at an inadequate price. The Court entered an Order on January 26, 2011, consolidating for all purposes the two California Shareholder Actions under the caption In re Beckman Coulter, Inc. Shareholder Litigation, Lead Case No. 30-2010-00406352. On February 9, 2011, the plaintiffs filed a Consolidated Shareholder Derivative and Class Action Complaint adding direct claims based on the Company’s February 7, 2011 announcement that the Company and Danaher signed an Agreement and Plan of Merger. In the Consolidated Shareholder Derivative and Class Action Complaint, plaintiffs continue to assert derivative causes of action on behalf of the Company for breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets, and to seek unspecified damages, restitution and disgorgement of alleged profits, injunctive relief and corrective action. In the direct claims, plaintiffs assert that each member of the Company Board breached their fiduciary duties to the Company’s stockholders, that the Company aided and abetted in those breaches of fiduciary duty, that the Merger Agreement between the Company and Danaher involves an unfair price and an inadequate sales process, and that defendants agreed to the Merger to benefit themselves personally. On February 25, 2011, the Court granted plaintiffs in the California Shareholder Actions leave to file a proposed First Amended Consolidated Shareholder Derivative and Class Action Complaint adding allegations on behalf of an alleged class of Company stockholders that the Company’s Schedule 14D-9 omitted material information necessary for the Company’s stockholders to be fully informed about the Contemplated Transactions. In particular, the proposed First Amended Consolidated Shareholder Derivative and Class Action Complaint alleges that (i) the opinion that Goldman Sachs rendered to the Company Board omits information necessary for the Company’s stockholders to understand the methodology of Goldman Sachs in reaching its opinion, (ii) the Schedule 14D-9 fails to adequately address potential conflicts of interest between Goldman Sachs, the Company and Danaher, and (iii) the disclosure found in the section entitled “Background of the Offer” in the Schedule 14D-9 omits material information necessary for the Company’s stockholders to understand why the Contemplated Transaction was reached. Plaintiffs in the California Shareholder Actions seek a declaration that the merger agreement was entered into in breach of the individual defendants’ fiduciary duties, and damages and to enjoin the transaction, and other equitable relief.

Item 8 of the Schedule 14D-9 is hereby amended to add the following after the final paragraph (as amended above) appearing in the section entitled “Litigation”:

On February 18, 2011, an alleged class action complaint was filed in the Superior Court of the State of California in the County of Orange on behalf of an alleged class of Company stockholders against all members of the Company Board, the

Company and Danaher, captioned City of Royal Oak Retirement System v. Beckman Coulter, Inc. et al., Case No. 30-2011-00451801-CU-BT-CXC (the “Second California Shareholder Action”). Based on largely the same allegations as the California Shareholder Actions, the plaintiff in the second California Shareholder Action asserts that the defendants breached their fiduciary duties to the Company’s stockholders, and that the Company and Danaher aided and abetted the individual defendants’ alleged breaches of their fiduciary duties, with respect to the Contemplated Transactions, including allegations that the proposed sale involves an unfair price, that there was an inadequate sales process, that the defendants agreed to the Merger to benefit themselves personally, that Goldman Sachs had conflicts of interest in issuing a fairness opinion due to the disclosed facts that Goldman Sachs also advises Danaher on other matters, and that the Schedule 14D-9 omitted or misrepresented material information necessary for the Company’s stockholders to make an informed decision whether to tender their Shares in the Offer. The complaint in the Second California Shareholder Action seeks a declaration that the merger agreement was entered into in breach of the individual defendants’ fiduciary duties, and seeks damages and to enjoin the transaction, and other equitable relief.

On February 23, 2011, an alleged class action complaint was filed in the Court of Chancery of the State of Delaware on behalf of an alleged class of Company stockholders against all members of the Company Board, the Company, Danaher and Purchaser, captioned Yuri Levin v. Beckman Coulter, Inc., et al., Case No. 6213-VCS (the “Delaware Shareholder Action”). The plaintiff in the Delaware Shareholder Action asserts that the defendants breached their fiduciary duties to the Company’s stockholders, or aided and abetted the other defendants’ breaches of their fiduciary duties to the Company’s stockholders, based on allegations similar to those alleged in the consolidated California Shareholder Actions and the second California Shareholder Action, including that the Merger Agreement between the Company and Danaher involves an unfair price, that there was an inadequate sales process, that the defendants agreed to the Merger to benefit themselves personally, and that the Schedule 14D-9 omitted or misrepresented material information necessary for the Company’s stockholders to make an informed decision whether to tender their Shares in the Offer. The complaint in the Delaware Action seeks a declaration that the merger agreement was entered into in breach of the individual defendants’ fiduciary duties, and seeks damages and to enjoin the transaction, and other equitable relief.

On February 25, 2011, an alleged class action complaint was filed in the United States District Court for the Central District of California on behalf of an alleged class of Company stockholders against the Company, all members of the Company Board, Danaher, and Djanet Acquisition Corp., captioned Astor BK Realty Trust v. Beckman Coulter, Inc., et al., Case No. CV11-01695 GAF (SSx) (the “Federal Shareholder Action”). The plaintiff in the Federal Shareholder Action asserts that the defendants violated Sections 14(d)(4) and 14(e) of the Exchange Act by making inadequate disclosures or material misstatements in the Schedule 14D-9 and also either breached their fiduciary duties to the Company’s stockholders, or aided and abetted the other defendants’ breaches of their fiduciary duties to the Company’s stockholders, based on allegations similar to those alleged in the consolidated California Shareholder Actions, the second California Shareholder Action, and the Delaware Shareholder Action, including that the Merger Agreement between the Company and Danaher involves an unfair price, that there was an inadequate sales process, that the defendants agreed to the Merger to benefit themselves personally, and that the Schedule 14D-9 omitted or misrepresented material information necessary for the Company’s stockholders to make an informed decision whether to tender their Shares in the Offer. The complaint in the Federal Shareholder Action seeks a declaration that the Schedule 14D-9 is materially misleading and contains material omissions, and seeks damages and to enjoin the transaction, and other equitable relief.

The Company and the Company Board intend to vigorously defend against these actions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECKMAN COULTER, INC.

By:	/s/ Arnold A. Pinkston
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Dated: March 2, 2011